Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Oragenics, Inc. (“Oragenics,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms that are included in our amended and restated articles of incorporation (as amended) and our bylaws (as amended) as well as the specific agreements such descriptions relate to. This summary is qualified in its entirety by the specific terms and provisions contained in our restated articles of incorporation, bylaws and the specific agreements described herein, copies of which we have filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference.

Overview

Authorized Capital Stock

Our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, without par value.

Listing of Common Stock

Our common stock is currently listed on the NYSE American under the trading symbol “OGEN.”

Common Stock

Voting

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Approval of an amendment of our articles of incorporation, a merger, a share exchange, a sale of all our property or dissolution must be approved by a majority of all votes entitled to be cast. Such votes may be cast in person or by proxy as provided in Article I Section 8 of our bylaws. One third of our shares entitled to vote constitute a quorum for purposes of a meeting of our shareholders.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by our Board of Directors out of the funds legally available.

In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Rights upon Liquidation

Upon our liquidation, dissolution or winding-up, after payment in full of our liabilities and the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of our common stock, along with the holders of our Series F Convertible Preferred Stock and Series H Convertible Preferred Stock on an “as if” converted basis, will be entitled to receive a pro rata distribution of all of our assets and funds legally available for distribution.

Redemption and Pre-Emptive Rights

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any of our other securities.

Fully Paid and Non-assessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, will be fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without action by our shareholders, to designate and issue up to 50,000,000 shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our Board of Directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of common stock or adversely affect the rights and powers, including voting rights, of the holders of shares of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of the Series F Convertible Preferred Stock, and Series H Convertible Preferred Stock or any other preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Series A Convertible Preferred Stock

On May 10, 2017, and on July 25, 2017, we issued an aggregate of 12,000,000 shares of convertible preferred stock, designated as the Series A Convertible Preferred Stock pursuant to the certificate of designation and rights filed by us with the Secretary of State of the State of Florida, with an aggregate original purchase price and initial liquidation preference of $3.0 million. Each share of Series A Convertible Preferred Stock was issued for an amount equal to $0.25 per share, which we refer to as the original purchase price. Prior to the end of 2024, all shares of Series A Preferred Stock were converted to common stock and as such, the Company no longer has any Series A Preferred Stock outstanding.

Series B Convertible Preferred Stock

On November 8, 2017, we issued 6,600,000 shares of convertible preferred stock, designated as the Series B Convertible Preferred Stock pursuant to the certificate of designation and rights filed by us with the Secretary of State of the State of Florida, with an aggregate original purchase price and initial liquidation preference of $3.3 million. Each share of Series B Convertible Preferred Stock was issued for an amount equal to $0.50 per share, which we refer to as the original purchase price. Prior to the end of 2024, all shares of Series B Preferred Stock were converted to common stock and as such, the Company no longer has any Series B Preferred Stock outstanding.

Series C Non-Voting, Non-Convertible Preferred Stock

On November 8, 2017, we issued to a single holder 100 shares of non-convertible preferred stock, designated as the Series C Non-Voting, Non-Convertible Preferred Stock pursuant to the certificate of designation and rights filed with the Secretary of State of the State of Florida, with a stated value and liquidation preference equal to $33,847.9874 per share, which we refer to as the Stated Value. The shares of Series C Non-Voting, Non-Convertible Preferred Stock were entitled to payment-in-kind (“PIK”) dividends thereon at the annual rate of twelve percent (12%) (the “Initial Rate”) of its Stated Value, payable by issuing additional shares of Series C Non-Voting, Non-Convertible Preferred Stock within thirty days after the end of each calendar year, pro-rata for partial years. During the three months ended March 31, 2021, the Company provided a notice of redemption, to the holder of the Company’s Series C Preferred Stock to redeem all outstanding Series C Preferred Stock (which included the dividend of 26.697 shares paid on January 28, 2021, and any accrued dividends due through the redemption date of March 13, 2021). The Series C Preferred Stock redemption amount of approximately $5.6 million was paid on March 15, 2021, and all outstanding shares of Series C Preferred Stock were cancelled.

Series D Preferred Stock-Converted to Common Stock

On July 13, 2018, our board of directors designated 9,364,000 shares of our preferred stock as Series D Convertible Preferred Stock (“Series D Preferred Stock”), which were subsequently issued on July 17, 2018, none of which are currently issued and outstanding. The preferences and rights of the Series D Preferred Stock was set forth in a Certificate of Designation (the “Series D Certificate of Designation”). Pursuant to a transfer agency agreement between us and Continental Stock Transfer & Trust Company, as transfer agent, the Series D Preferred Stock was issued in book-entry form and represented only by one or more global certificates deposited with The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. Prior to the end of 2018, all of 9,364,000 shares of Series D Preferred Stock converted to common stock and as such, the Company no longer has any Series D Preferred Stock outstanding.

Series E Mirroring Preferred Stock-Cancelled

On July 10, 2023, our board of directors designated 404,728 shares of our preferred stock as Series E Mirroring Preferred Stock (“Series E Preferred Stock”), which were issued on August 4, 2023 and subsequently cancelled. There currently are no issued and outstanding shares of Series E Preferred Stock. The preferences and rights of the Series E Preferred Stock was set forth in a Certificate of Designation (the “Series E Certificate of Designation”). Pursuant to the terms of the Series E Certificate of Designation, upon effectiveness of the Amendment to the Amended and Restated Articles of Incorporation, in connection with the Company’s annual meeting of shareholders, to effect an increase in the shares of Common Stock the Company was authorized to issue from 4,166,666 shares of Common Stock to 350,000,000 shares of Common Stock (the “Amendment”), each share of Series E Preferred Stock would be automatically transferred to the Company and cancelled for no consideration with no action on behalf of the holders of Series E Preferred Stock. The Company’s shareholders approved the Amendment on December 14, 2023. Such shares resumed the status of authorized but unissued preferred stock and are no longer designated as Series E Preferred Stock.

Series F Convertible Preferred Stock

On December 28, 2023, we issued 8,000,000 shares of convertible preferred stock, designated as the Series F Convertible Preferred Stock (“Series F Preferred Stock”) pursuant to the certificate of designation and rights filed by the Company with the Secretary of State of the State of Florida (“Series F Certificate of Designation”), as partial consideration for the purchase of certain assets of Odyssey Health, Inc. On December 28, 2023 and pursuant to the Series F Certificate of Designation, 511,308 shares of Series F Preferred were converted to common stock and, as a result of such conversion, 7,488,692 shares of Series F Convertible Preferred Stock remain outstanding.

The following description is a summary of the material provisions of the Series F Convertible Preferred Stock.

Liquidation Preference. The Series F Preferred Stock is economically equivalent to the Company’s common stock. Upon liquidation, it is at parity with the common stock and junior to the Company’s outstanding Class A and B Preferred Stock and any other class or series of capital stock of the Corporation created specifically ranking by its terms senior to the Series F Preferred Stock.

Dividends. No dividends shall be paid on shares of the Series F Preferred Stock.

Voting. The Series F Preferred Stock has no voting rights, except as required by applicable law and except for limited protective voting rights specifically set forth in Certificate of Designation.

Conversion. The Series F Preferred Stock is convertible commencing with the date of its issuance into Common Stock on a 1 for 1 basis (subject to customary adjustments). However, pursuant to the Series F Certificate of Designation, the holder of the Series F Preferred Stock cannot convert shares of Series F Preferred Stock into more than 19.9% of the Company’s Common Stock outstanding as of October 4, 2023 until (i) the Company shall have applied for and been approved for initial listing on the NYSE American or another national securities exchange or shall have been delisted from the NYSE American, and (ii) if required by the rules of the NYSE American, the Company’s shareholders shall have approved any change of control that could be deemed to occur upon the conversion of the Series F Preferred Stock into Common Stock, based on the facts and circumstances existing at such time.

Preemptive Rights. No holders of Series F Preferred Stock will, as holders of Series F Preferred Stock, have any preemptive rights to purchase or subscribe for our Common Stock or any of our other securities.

Redemption. The Series F Preferred Stock is not redeemable by the Company.

Trading Market. There is no established trading market for any of the Series F Preferred Stock, and the Company does not expect a market to develop. The Company does not intend to apply for a listing for any of the Series F Preferred Stock on any securities exchange or other nationally recognized trading system.

Series G Mirroring Preferred Stock-Cancelled

On March 13, 2025, our board of directors designated 1,000,000 shares of our preferred stock as Series G Mirroring Preferred Stock (“Series G Preferred Stock”), which were issued on March 14, 2025, and subsequently cancelled. There currently are no issued and outstanding shares of Series G Preferred Stock. The preferences and rights of the Series G Preferred Stock was set forth in a Certificate of Designation (the “Series G Certificate of Designation”). Pursuant to the terms of the Series G Certificate of Designation, upon effectiveness of the Amendment to the Amended and Restated Articles of Incorporation, in connection with the Company’s annual meeting of shareholders, the shareholders authorized the Board of Directors to enact a reverse stock split, in its sole discretion at any time within one year after shareholder approval is obtained, to effect a reverse stock split (the “Reverse Stock Split”) of then-outstanding shares of the Company’s Common Stock, at a ratio of not less than one-for-five (1:5) and not greater than one-for-fifty (1:50) (the “Reverse Stock Split Proposal”) and to approve an amendment to the Company’s Articles of Incorporation, as amended, to increase the Company’s authorized shares of common stock to 350,000,000 in the event a Reverse Stock Split of Common Stock is effectuated prior to approval of the Reverse Stock Split (the “Amendment”). Each share of Series G Preferred Stock would be automatically transferred to the Company and cancelled for no consideration with no action on behalf of the holders of Series E Preferred Stock. The Company’s shareholders approved the Reverse Stock Split and Amendment on May 2, 2025. Such shares resumed the status of authorized but unissued preferred stock and are no longer designated as Series G Preferred Stock.

Series H Convertible Preferred Stock

On July 2, 2025 (the “Issuance Date”), we issued 660,000 shares of convertible preferred stock, designated as the Series H Convertible Preferred Stock pursuant to the certificate of designation and rights filed by us with the Secretary of State of the State of Florida. The Series H Convertible Preferred Stock has no par value and a stated value equal to $25 (“Stated Value”). The Series H Convertible Preferred Stock was immediately convertible into shares of Common Stock, at an initial conversion price equal to $2.50 per share of Common Stock (the “Conversion Price”), subject to adjustment as provided in the Series H Preferred Stock Convertible Certificate of Designation, at any time at the option of the holder prior to the fifth anniversary of the closing date, at which time all shares of outstanding Series H Convertible Preferred Stock shall automatically and without any further action by the holders be converted into shares of Common Stock at the then effective conversion price. Certain holders of Series H Convertible Preferred Stock elected to convert to common stock and, as a result of such conversions, 428,291 shares of Series H Preferred remain outstanding.

The following description is a summary of the material provisions of the Series H Convertible Preferred Stock and the certificate of designation and rights and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Series H Convertible Preferred Stock and certificate of designation and rights of Series H Convertible Preferred Stock, including the definitions of certain terms used in the certificate of designation and rights. We urge you to read this document because it, and not this description, defines the rights of a holder of the Series H Convertible Preferred Stock. A copy of the form of certificate of designation and rights that we filed with the Secretary of State of the State of Florida on June 30, 2025. A copy of the filed certificate of designation was filed with the Current Report on Form 8-K filed with the SEC on July 2, 2025.

Mandatory Conversion Date

The shares of Series H Convertible Preferred Stock hall automatically be converted into shares of Common Stock on July 2, 2030, as described below under “Conversion Rights.”

Dividends

Holders of Series H Convertible Preferred Stock are entitled to receive annual non-compounding dividends at the rate per share (as a percentage of the Stated Value per share of Series H Convertible Preferred Stock) of 9% per annum. Dividends on shares of Series H Convertible Preferred Stock shall accrue and be cumulative from the Issuance Date and shall accrue from day to day thereafter for so long as Series H Convertible Preferred Stock is outstanding; provided, however, that dividends on shares of Series H Convertible Preferred Stock issued pursuant to the exercise of Warrants shall accrue and be cumulative from the date of the exercise of such Warrant.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive the amount of cash, securities or other property to which such Holder would be entitled to receive with respect to such shares of Series H Convertible Preferred Stock if such shares had been converted to Common Stock immediately prior to such Liquidation.

Ranking

The Series H Convertible Preferred Stock ranks on par with the Common Stock and Series F Convertible Preferred Stock.

Conversion Rights

The holders of shares of Series H Convertible Preferred Stock will, at any time, prior to July 2, 2030, be entitled to convert some or all of their Series H Convertible Preferred Stock into the number of shares of our common stock obtained by dividing the Stated Price of the shares to be converted by the Conversion Price. The Certificate of Designation for our Series H Preferred Stock contains anti-dilution provisions, which provisions require the lowering of the current $2.50 Conversion Price on any unconverted Series H Preferred Stock to the price of future issuances by us (subject to certain exclusions). If in the future we issue securities for less than the Conversion Price of our Series H Preferred Stock, we will be required to reduce the relevant Conversion Price of any unconverted Series H Preferred Stock, which will result in a greater number of shares of Common Stock being issuable upon conversion, which in turn will have a greater dilutive effect on our shareholders. In addition, as there is no floor price on the Conversion Price, we cannot determine the total number of shares issuable upon conversion. Effective as of March 14, 2025, as a result of the Company’s issuance of shares of Common Stock to Dawson James in payment of advisory fees pursuant to an Engagement Agreement dated as of March 14, 2025, at a price of $1.00 per share, the Conversion Price of the Series H Preferred Stock was reduced to $1.00.

Voting Rights

Except as otherwise required by law, the Series H Convertible Preferred Stock shall have no voting rights.

Trading Market. There is no established trading market for any of the Series H Convertible Preferred Stock, and the Company does not expect a market to develop. The Company does not intend to apply for a listing for any of the Series H Convertible Preferred Stock on any securities exchange or other nationally recognized trading system.

The following descriptions are summaries of the material terms that are included in our amended and restated articles of incorporation (as amended) and our bylaws (as amended) as well as the specific agreements such descriptions relate to. This summary is qualified in its entirety by the specific terms and provisions contained in our restated articles of incorporation, bylaws and the specific agreements described herein, copies of which we have filed as exhibits to our Form 10-K.

Certain Anti-Takeover Provisions

Florida Law

We are not subject to the statutory anti-takeover provisions under Florida law because in our articles of incorporation we have specifically elected to opt out of both the “control-share acquisitions” (F.S. 607.0902) and the “affiliated transactions” (F.S. 607.0901) statutes. Since these anti-takeover statutes do not apply to a corporation that has specifically elected to opt out of such provisions, we would not be able to invoke the protection of such statutes in the event of a hostile takeover attempt.

Articles of Incorporation and Bylaw Provisions

Our articles of incorporation and bylaws contain provisions that could have an anti-takeover effect. These provisions include

●	authorization of the issuance of “blank check” preferred stock that could be issued by our Board of Directors without shareholder approval and that may be substantially dilutive or contain preferences or rights objectionable to an acquiror;

●	the ability of the Board of Directors to amend the bylaws without shareholder approval;

●	vacancies on our board may only be filled by the remaining Directors and not our shareholders; and

●	requirements that only our Board, our President or holders of more than 10% of our shares can call a special meeting of shareholders.

These provisions in our articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which shareholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of shareholders to approve transactions that shareholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company, 1 State Street 30th Floor, New York, New York 10004, telephone: (212) 509-4000.